Filed by Aetna Inc.
Pursuant to Rule 425 of the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Company: Coventry Health Care, Inc.
(Commission File No.: 1-16477)
The following transcript was made available by Aetna on its website on August 21, 2012:

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EDITED TRANSCRIPT
AET - Aetna Inc. Conference Call to Discuss its Definitive Agreement to Acquire Coventry Health Care Inc.

EVENT DATE/TIME: AUGUST 20, 2012 / 12:30PM GMT

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AUGUST 20, 2012 / 12:30PM GMT, AET - Aetna Inc. Conference Call to Discuss its Definitive Agreement to Acquire Coventry Health Care Inc.

Editor

Important Information For Investors And Stockholders

This transcript may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. You can generally identify forward-looking statements by the use of forward-looking terminology such as "anticipate," "believe," "continue," "could," "estimate," "expect," "explore," "evaluate," "intend," "may," "might," "plan," "potential," "predict," "project," "seek," "should," or "will" or the negative thereof or other variations thereon or comparable terminology. These forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond our control.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. Aetna Inc. ("Aetna") will file with the Securities and Exchange Commission ("SEC") a registration statement on Form S-4 containing a proxy statement/prospectus and Coventry Health Care, Inc. ("Coventry") will file with the SEC a proxy statement/prospectus, and each of Aetna and Coventry will file other documents with respect to the proposed acquisition of Coventry and a definitive proxy statement/prospectus will be mailed to stockholders of Coventry. INVESTORS AND SECURITY HOLDERS OF COVENTRY ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the registration statement and the proxy statement/prospectus (when available) and other documents filed with the SEC by Aetna or Coventry through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by Aetna will be available free of charge on Aetna's internet website at www.aetna.com or by contacting Aetna's Investor Relations Department at 860-273-8204. Copies of the documents filed with the SEC by Coventry will be available free of charge on Coventry's internet website at www.cvty.com or by contacting Coventry's Investor Relations Department at 301-581-5717.

Aetna, Coventry, their respective directors and certain of their executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of Coventry is set forth in its Annual Report on Form 10-K for the year ended December 31, 2011, which was filed with the SEC on February 28, 2012, its proxy statement for its 2012 annual meeting of stockholders, which was filed with the SEC on April 6, 2012, and its Current Report on Form 8-K, which was filed with the SEC on May 31, 2012. Information about the directors and executive officers of Aetna is set forth in its Annual Report on Form 10-K for the year ended December 31, 2011 ("Aetna's Annual Report"), which was filed with the SEC on February 24, 2012, its proxy statement for its 2012 annual meeting of stockholders, which was filed with the SEC on April 9, 2012 and its Quarterly Report on Form 10-Q for the quarter ended June 30, 2012 ("Aetna's Second Quarter 10-Q") which was filed with the SEC on July 31, 2012. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Cautionary Statement Regarding Forward-Looking Statements

This transcript may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. You can generally identify forward-looking statements by the use of forward-looking terminology such as "anticipate," "believe," "continue," "could," "estimate," "expect," "explore," "evaluate," "intend," "may," "might," "plan," "potential," "predict," "project," "seek," "should," or "will" or the negative thereof or other variations thereon or comparable terminology. These forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond our control.

Statements in this transcript regarding Aetna that are forward-looking, including Aetna's projections as to the anticipated benefits of the pending transaction to Aetna, operating earnings per share, the impact of the pending transaction on medical membership and the closing date for the pending transaction, are based on management's estimates, assumptions and projections, and are subject to significant uncertainties and other factors, many of which are beyond Aetna's control. Important risk factors could cause actual future results and other future events to differ materially from those currently estimated by management, including, but not limited to - the timing to consummate the proposed acquisition; the risk that a condition to closing of the proposed acquisition may not be satisfied; the risk that a regulatory approval that may be required for the proposed acquisition is delayed, is not obtained or is obtained subject to conditions that are not anticipated; Aetna's ability to achieve the synergies and value creation contemplated by the proposed acquisition; Aetna's ability to promptly and effectively integrate Coventry's businesses; the diversion of management time on acquisition-related issues; and the implementation of health care reform legislation and changes in Aetna's future cash requirements, capital requirements, results of operations, financial condition and/or cash flows. Health care reform will significantly impact Aetna's business operations and financial results, including Aetna's medical benefit ratios. Components of the legislation will be phased in over the next six years, and Aetna will be required to dedicate material resources and incur material expenses during that time to implement health care reform. Many significant parts of the legislation, including health insurance exchanges, Medicaid expansion, the scope of "essential benefits," employer penalties and the implementation of minimum medical loss ratios, require further guidance and clarification both

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AUGUST 20, 2012 / 12:30PM GMT, AET - Aetna Inc. Conference Call to Discuss its Definitive Agreement to Acquire Coventry Health Care Inc.

at the federal level and/or in the form of regulations and actions by state legislatures to implement the law. In addition, pending efforts in the U.S. Congress to repeal, amend, or restrict funding for various aspects of health care reform, the 2012 presidential and congressional elections, and the possibility of additional litigation challenging aspects of the law continue to create additional uncertainty about the ultimate impact of health care reform. As a result, many of the impacts of health care reform will not be known for the next several years. Other important risk factors include - adverse and less predictable economic conditions in the U.S. and abroad (including unanticipated levels of, or increases in the rate of, unemployment); adverse changes in health care reform and/or other federal or state government policies or regulations as a result of health care reform or otherwise (including legislative, judicial or regulatory measures that would affect Aetna's business model, restrict funding for or amend various aspects of health care reform, limit Aetna's ability to price for the risk it assumes and/or reflect reasonable costs or profits in its pricing, such as mandated minimum medical benefit ratios, eliminate or reduce ERISA pre-emption of state laws (increasing Aetna's potential litigation exposure) or mandate coverage of certain health benefits); Aetna's ability to differentiate its products and solutions from those offered by its competitors, and demonstrate that its products lead to access to better quality of care by its members; unanticipated increases in medical costs (including increased intensity or medical utilization as a result of flu, increased COBRA participation rates or otherwise; changes in membership mix to higher cost or lower-premium products or membership-adverse selection; changes in medical cost estimates due to the necessary extensive judgment that is used in the medical cost estimation process, the considerable variability inherent in such estimates, and the sensitivity of such estimates to changes in medical claims payment patterns and changes in medical cost trends; increases resulting from unfavorable changes in contracting or re-contracting with providers, and increased pharmacy costs); failure to achieve and/or delays in achieving desired rate increases and/or profitable membership growth due to regulatory review or other regulatory restrictions, the difficult economy and/or significant competition, especially in key geographic areas where membership is concentrated, including successful protests of business awarded to us; adverse changes in size, product mix or medical cost experience of membership; Aetna's ability to diversify its sources of revenue and earnings; adverse program, pricing or funding actions by federal or state government payors, including curtailment or elimination of the Centers for Medicare & Medicaid Services' star rating bonus payments; the ability to reduce administrative expenses while maintaining targeted levels of service and operating performance; the ability to successfully implement Aetna's agreement with CVS Caremark Corporation on a timely basis and in a cost-efficient manner and to achieve projected operating efficiencies for the agreement; Aetna's ability to integrate, simplify, and enhance its existing information technology systems and platforms to keep pace with changing customer and regulatory needs; the success of Aetna's health information technology initiatives; Aetna's ability to successfully integrate its businesses (including Medicity, Prodigy Health Group, PayFlex, and Genworth Financial Inc.'s Medicare Supplement business and other businesses Aetna may acquire in the future, including Coventry) and implement multiple strategic and operational initiatives simultaneously; managing executive succession and key talent retention, recruitment and development; the outcome of various litigation and regulatory matters, including guaranty fund assessments and litigation concerning, and ongoing reviews by various regulatory authorities of, certain of Aetna's payment practices with respect to out-of-network providers and/or life insurance policies; reputational issues arising from its social media activities, data security breaches, other cybersecurity risks or other causes; the ability to develop and maintain relations with providers while taking actions to reduce medical costs and/or expand the services Aetna offers; Aetna's ability to maintain its relationships with third party brokers, consultants and agents who sell Aetna's products; increases in medical costs or Group Insurance claims resulting from any epidemics, acts of terrorism or other extreme events; and a downgrade in Aetna's financial ratings. For more discussion of important risk factors that may materially affect Aetna, please see the risk factors contained in Aetna's Annual Report and Aetna's Quarterly Report on Form 10-Q for the quarter ended March 31, 2012 (Aetna's "First Quarter 10-Q") and Aetna's Second Quarter 10-Q (together with Aetna's First Quarter 10-Q, Aetna's "Quarterly Reports"), each on file with the SEC. You also should read Aetna's Annual Report and Aetna's Quarterly Reports for a discussion of Aetna's historical results of operations and financial condition.

Statements in this transcript regarding Coventry that are forward-looking, including but not limited to the anticipated benefits of the transaction to Coventry, the projected closing date, the closing of the transaction, and the projected membership additions to Aetna, are based on Coventry's management's estimates, assumptions and projections, and are subject to significant uncertainties and risks, many of which are beyond the control of Coventry's management, including but not limited to - the failure to receive, on a timely basis or otherwise, the required approvals by Coventry's stockholders and government or regulatory agencies; the risk that a condition to closing of the proposed transaction may not be satisfied; Coventry's and Aetna's ability to consummate the proposed transaction; the possibility that the anticipated benefits and synergies from the proposed transaction cannot be fully realized or may take longer to realize than expected; the failure by Aetna to obtain the necessary financing in connection with the proposed transaction; the possibility that costs or difficulties related to the integration of Coventry's and Aetna's operations will be greater than expected; operating costs and business disruption may be greater than expected; the ability of Coventry to retain and hire key personnel and maintain relationships with providers or other business partners pending the consummation of the proposed transaction; and the implementation of health care reform legislation. Among the risk factors that may materially affect Coventry's business, operations or financial condition are the ability to accurately estimate and control future health care costs; the ability to increase premiums to offset increases in the Coventry's health care costs; general economic conditions and disruptions in the financial markets; changes in legal requirements from recently enacted federal or state laws or regulations, court decisions, or government investigations or proceedings; guaranty fund assessments under state insurance guaranty association law; changes in government funding and various other risks associated with Coventry's participation in Medicare and Medicaid programs; Coventry's ability to effectively implement and manage its Kentucky Medicaid program, including the implementation of appropriate risk adjustment revenue and management of the associated medical cost and the effect on its MLR; a reduction in the number of members in its health plans; its ability to acquire additional managed care businesses and to successfully integrate acquired businesses into its operations; its ability to attract new members or to increase or maintain premium rates; the non-renewal or termination of its government contracts, unsuccessful bids for business with government agencies or renewal of government contracts on less than favorable terms; failure of independent agents and brokers to continue to market its products to employers; a failure to obtain cost-effective agreements with a sufficient number of providers that could result in higher medical costs and a decrease in membership; negative publicity regarding the

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AUGUST 20, 2012 / 12:30PM GMT, AET - Aetna Inc. Conference Call to Discuss its Definitive Agreement to Acquire Coventry Health Care Inc.

managed health care industry generally or Coventry in particular; a failure to effectively protect, maintain, and develop its information technology systems; compromises of its data security; periodic reviews, audits and investigations under its contracts with federal and state government agencies; litigation, including litigation based on new or evolving legal theories; volatility in its stock price and trading volume; Coventry's indebtedness, which imposes certain restrictions on its business and operations; an inability to generate sufficient cash to service its indebtedness; Coventry's ability to receive cash from its regulated subsidiaries; and an impairment of Coventry's intangible assets. For a further discussion of risks and uncertainties, please see the risk factors described in Coventry's Annual Report on Form 10-K for the year ended December 31, 2011 ("Coventry Annual Report"), Coventry's Quarterly Report for the quarter ending March 31, 2012 ("Coventry First Quarter 10-Q"), and Coventry's Quarterly Report for the quarter ending June 30, 2012 (together with Coventry's First Quarter 10-Q, "Coventry Quarterly Reports"), each on file with the SEC. You should also read the Coventry Annual Report and the Coventry Quarterly Reports for a discussion of Coventry's historical results of operations and financial condition. Except to the extent required by applicable law, Coventry does not intend to update any such forward looking statements.

No assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do occur, what impact they will have on the results of operations, financial condition or cash flows of Aetna or Coventry. Neither Aetna nor Coventry assumes any duty to update or revise forward-looking statements, whether as a result of new information, future events or otherwise, as of any future date.

CORPORATE PARTICIPANTS

 Tom Cowhey Aetna Inc - VP of IR

 Mark Bertolini Aetna Inc - Chairman, CEO, President

 Allen Wise Coventry Health Care - Chairman and CEO

 Joe Zubretsky Aetna Inc - Senior EVP and CFO

CONFERENCE CALL PARTICIPANTS

 Josh Raskin Barclays Capital - Analyst

 Peter Costa Wells Fargo Securities, LLC - Analyst

 Melissa McGinnis Morgan Stanley - Analyst

 Justin Lake JPMorgan - Analyst

 Ana Gupte Sanford C. Bernstein & Company, Inc. - Analyst

 Kevin Fischbeck BofA Merrill Lynch - Analyst

 Christine Arnold Cowen and Company - Analyst

 Chris Rigg Susquehanna Financial Group - Analyst

 PRESENTATION

Operator

 Good morning. My name is Elisia and I will be your conference facilitator today. At this time, I would like to welcome everyone to the Aetna Coventry conference call. All lines have been placed on mute to prevent any background noise. After the speakers' remarks there will be a question-and-answer period. As a reminder, this conference is being recorded.

I would now like to turn the conference over to Mr. Tom Cowhey, Vice President of Investor Relations. Mr. Cowhey, please go ahead.

 Tom Cowhey - Aetna Inc - VP of IR

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AUGUST 20, 2012 / 12:30PM GMT, AET - Aetna Inc. Conference Call to Discuss its Definitive Agreement to Acquire Coventry Health Care Inc.

 Good morning, and thank you for joining us today. This is Tom Cowhey, Vice President of Investor Relations for Aetna. With me this morning are Mark Bertolini, Aetna's Chairman, Chief Executive Officer, and President; and Joe Zubretsky, Aetna's Senior Executive Vice President and Chief Financial Officer. Also joining us is Allen Wise, Chairman and Chief Executive Officer of Coventry Health Care.

As you are now aware, we are here this morning to discuss details of Aetna's pending acquisition of Coventry Health Care. A slide presentation summarizing the transaction is available on the investor information section of Aetna.com. Mark will begin with an overview of the transaction and then expand on the strategic rationale. Allen will then provide some additional perspectives on the combination, followed by Joe who will provide details of the strategic, operational, and financial aspects of the transaction. After Joe's remarks, we will hold a question-and-answer session.

During this call, both Aetna and Coventry will make some forward-looking statements. Listeners are cautioned that these statements are subject to certain risks and uncertainties, many of which are difficult to predict and generally beyond the control of Aetna and Coventry. These risks and uncertainties can cause actual results to differ materially from our current expectations. Some of those risks and uncertainties are described in, and we suggest listeners review, the risk factors discussed in today's press release and in Aetna's and Coventry's respective quarterly and annual filings with the SEC. Also, as you know, our ability to respond to certain inquiries from investors and analysts in non-public forums is limited. So we invite you to ask all questions of a material nature on this call.

I will now turn the call over to Mark Bertolini. Mark?

 Mark Bertolini - Aetna Inc - Chairman, CEO, President

 Good morning. Thank you, Tom, and thank you all for joining us today. This morning we are pleased to announce that Aetna has entered into a definitive agreement to acquire Coventry Health Care, combining two of the nation's leading diversified managed care organizations. The acquisition of Coventry advances Aetna in its goal of empowering people to live healthier lives and is consistent with our strategy. The acquisition will strengthen our core business, enhance our capabilities, promote greater operational efficiencies, and create value for our customers, provider partners, and shareholders.

The Coventry acquisition is expected to add over 5 million total members, including nearly 4 million medical members and 1.5 million prescription drug plan members, add a growing Individual Medicare Advantage business and a leading Medicare Part D business, complementing Aetna's Group Medicare Advantage franchise, substantially increase our Medicaid footprint, creating more opportunity to participate in the expansion of Medicaid and to pursue a high acuity populations as they move into managed care, improve our positioning and consumer-based commercial lines of business including middle markets, small group an individual, and add a low-cost product set built on value-based provider networks. All of these benefits are accomplished in the transaction which is financially attractive for Aetna's shareholders and generates excellent returns on capital.

In a few moments, Joe will discuss the transaction in more detail. But first, let me briefly review some important aspects of the transaction. Aetna will acquire all of the outstanding shares of Coventry for approximately $42 per share; delivered, 65% in cash and 35% in Aetna stock. This represents a 29% premium to Coventry's 30-day average closing share price and a total transaction value of $7.3 billion, including assumption of Coventry debt. The transaction has substantial financial benefits for Aetna shareholders. Excluding the impact of transaction and integration costs, we expect this transaction to be modestly accretive to 2013 operating EPS, to be $0.45 accretive in 2014, and to generate $0.90 of operating EPS accretion in 2015. This operating EPS accretion is driven primarily by our projection that we can achieve $400 million of synergies in 2015. Moreover, this transaction is projected to have double-digit returns on invested capital in 2015, consistent with our commitment to deploy capital in economically attractive ways for our shareholders.

The transaction has been approved by the boards of both Aetna and Coventry and will require approval from Coventry's shareholders. Subject to customary approvals for a transaction of this nature, we expect the acquisition to close in mid-2013. The strategic rationale for the acquisition focused on five different themes -- increased membership and diversification, increased government programs presence, improved positioning in consumer-based businesses, enhanced capabilities as we prepare for exchanges in reform, and attractive financial returns. Let me touch on the first four of these themes, and then Joe will discuss the financial returns.

The acquisition will advance Aetna toward our goal of becoming the global leader in empowering people to live healthier lives. Aetna's acquisition of Coventry will enhance our position as the third largest managed care organization in the nation, with 22 million combined medical members as of June 30. On a pro forma basis, the combined Company is projected to have $50 billion in revenues and over $4 billion in EBITDA in 2012. As we look into the changing health care marketplace, Aetna continues to believe that our diversified portfolio is a strength. The acquisition of Coventry complements our diversified business by, responsibly shifting our mix towards higher growth government programs, substantially enhancing our competitiveness in Medicare and our presence in Medicaid, enhancing our commercial businesses, many of which will be competing on consumer exchanges in 2014, and adding high cash flow non-regulated fee-based businesses.

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AUGUST 20, 2012 / 12:30PM GMT, AET - Aetna Inc. Conference Call to Discuss its Definitive Agreement to Acquire Coventry Health Care Inc.

With respect to government services, we will improve our positioning in Medicare Advantage, Medicare PDP, and Medicaid programs. On a pro forma basis, Medicare Advantage membership will increase by 50%, almost entirely through the addition of individual Medicare Advantage membership. Pro forma combined Medicare Advantage premiums will reach approximately $8 billion in 2012. Medicare PDP membership increased by over 300%, as we add Coventry's leading product sets and expertise to our own. And Medicaid membership will more than double and our Medicaid business will have over $4.5 billion of pro forma combined premiums in 2012. Importantly, Medicaid risk membership will roughly triple and four new states will open to us.

The acquisition of Coventry when combined with our existing Medicare capabilities, gives us a leading franchise across each of the major products in Medicare. This broad Medicare portfolio positions us to capture our fair share of the growing Medicare marketplace as baby boomers enter the program in greater numbers over the years to come. With respect to Medicaid, Aetna's footprint will now cover 14 states where over one-third of all Medicaid and dual eligible members reside. Coventry will reinforce Aetna's ability to effectively compete for all Medicaid populations, including high acuity individuals. And we are committed to winning our fair share of these members over time. While we remain cautious on the pace at which these high acuity populations will be moved to managed care, we believe we have the right capabilities to effectively manage these individuals to high-quality outcomes and generate a reasonable return for our shareholders.

Aetna's acquisition of Coventry also enhances our geographic footprint and improves our local commercial presence. The transaction increases medical membership in some of Aetna's top geographies, including Florida and Pennsylvania; provides Aetna with enhanced presence in other states such as Missouri, Kansas, Georgia, Utah and North Carolina; and at the local level, opens cities such as Pittsburgh and St. Louis, where we historically have not had a strong presence. Pro forma for the acquisition, Aetna's commercial insured premiums are projected to exceed $26 billion in 2012. The Coventry commercial risk business will be an excellent complement to Aetna's business. Coventry's historic strength with small groups and individuals will balance Aetna's strength with larger groups.

As of June 30, almost 50% of Coventry's commercial insured membership was in small group or individual, while almost 70% of Aetna's commercial insured membership was in groups larger than 50 employees. On a combined basis, our membership will maintain a balanced distribution between larger and smaller groups and individuals. Importantly, Aetna's pro forma small-group and individual membership will exceed over 2 million members, spanning almost 40 states, providing option value as we position these businesses for success in 2014.

As we think about 2014 and beyond, Coventry's intense local focus with substantial small group and individual membership, a low-cost operating model and affordable products will complement Aetna's healthcare information technology capabilities and accelerate our readiness for the consumer exchanges. Coventry's relationships with local hospitals and physician groups will improve our network and competitive position, and will provide opportunities for membership growth in areas where we do not overlap. Coventry's provider relationships will also complement our efforts to transform the network model through our Accountable Care Solutions business, opening new doors and strengthening existing partnerships.

Before I pass the call over to Joe to talk about the transaction in more detail, I wanted to take a moment to welcome Allen Wise, Chairman and Chief Executive Officer of Coventry, and ask him to say a few words about the transaction. I have a tremendous amount of respect for Allen as a consummate professional, but more importantly as a person of integrity and commitment. He and his team have accomplished much over the years. Coventry has strong fundamentals with proven management and strengths that are complementary to ours. We look forward to this combination, which will accelerate our efforts to make health care more accessible and affordable. Allen?

 Allen Wise - Coventry Health Care - Chairman and CEO

 Thank you, Mark. I'm very pleased to be here today with Mark and Joe to talk about our pending transaction. Aetna is an exceptional Company with a very strong brand and management team, and I'm excited that, through this transaction, we will become part of this industry leading organization. I'm proud of the company that we built at Coventry, and I strongly believe the Coventry can help Aetna to achieve its long-term objectives. As we discuss the opportunity to make Coventry part of Aetna, I've been impressed with Aetna's thoughtful approach to the ongoing transformation of the health care marketplace and its commitment to leading through that transformation.

In a lot of ways, these two companies think alike. We both have strong commitment to partnering with hospitals and doctors to change the way health care is delivered and to bring more value to the system. Combining Aetna's accountable care and provider technology solution strategies with Coventry's commitment to strong local provider partnerships and our high performance networks, will create a broader, improved set of provider relationships that will serve Aetna well in the future. I'm convinced that the changing health care landscape will make consumer capabilities, a strong local presence, and operational efficiency more important than ever. Aetna will benefit from the substantial investments they have made in preparing for these changes, and adding Coventry's strong local market focus, low-cost models, and strength in government programs to Aetna's leading programs will only accelerate these efforts. I believe that Coventry's employees will feel energized and motivated by Aetna's strategy and culture, and be significant contributors to the Company's future success.

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AUGUST 20, 2012 / 12:30PM GMT, AET - Aetna Inc. Conference Call to Discuss its Definitive Agreement to Acquire Coventry Health Care Inc.

And with that, I'll turn the call over to Joe.

 Joe Zubretsky - Aetna Inc - Senior EVP and CFO

 Thank you, Allen, and good morning, everyone. Let me start by discussing the terms of the transaction in more detail before moving into the investment highlights, the financial implications of the transaction, and our integration plans. Pursuant to the terms of our definitive agreement, Aetna will acquire all of the outstanding shares of Coventry for approximately $42 per share based on last Friday's closing price. This represents a total equity purchase price of approximately $5.7 billion. We are also assuming $1.6 billion of Coventry's existing debt. The consideration will be delivered to Coventry shareholders, approximately 65% in cash and 35% in Aetna stock. The cash component of $27.30 per Coventry share will be financed using a variety of sources, including new debt and commercial paper as well as cash on hand at each company at closing.

The stock component of the transaction is based on a fixed exchange ratio, resulting in the issuance of 0.3885 shares of Aetna common stock per Coventry share outstanding. The total purchase price represents a 29% premium to Coventry's 30 day average closing price. The transaction is subject to approval by Coventry shareholders, as well as other customary closing conditions, including the expiration of the Hart-Scott-Rodino waiting period and customary approvals of state departments of insurance and other regulators. At this time, we expect the transaction to close in mid-2013.

We believe this strategic acquisition is compelling and will deliver significant value to Aetna shareholders, and we are pleased to have the support of both boards of directors for this transaction. The acquisition of Coventry is an exciting step as we execute on our strategy to deliver sustainable profitable earnings growth and create shareholder value. The investment highlights of this transaction include -- increased membership while maintaining a balanced and well diversified portfolio of businesses; expanded exposure to both the Medicare and Medicaid businesses, at a valuation more aligned with diversified managed care players; expanded presence and enhanced capabilities in consumer-based businesses as we prepare to compete in an insurance exchange environment; access to Coventry's efficient cost structure, both medical and administrative; and attractive financial returns. These returns are driven by the creation of significant synergy value, as we draw upon the best talent and capabilities of each company, eliminate duplicate administrative functions and streamline operations, and the use of our capital management expertise and balance sheet flexibility to advance our strategy and generate attractive returns for our shareholders.

Coventry's diversified business portfolio is highly complementary to Aetna's own portfolio. On a pro forma basis, the combined enterprise is projected to have $50 billion in revenue, over $4 billion in EBITDA, and parent cash flows in excess of $2 billion in 2012. Importantly, Aetna's government program exposure will increase to represent just over 30% of pro forma revenues. This shift is a measured step, consistent with our views on the value of diversification and paying a reasonable multiple for acquired businesses. Further, the acquisition complements Aetna's commercial insured lines of business, and Coventry's deep locally driven provider relationships will enhance our efforts to transform the network model through our Accountable Care Solutions Business. We will also maintain our overall operating margin profile, as higher margin fee-based businesses will continue to represent a substantial portion of Aetna's revenue mix.

Aetna continues to believe that a well diversified revenue base, with each of our businesses properly sized, is a profile that will generate growth and substantial cash flows to enhance shareholder value. Diversification is under-appreciated and is undervalued in today's business environment. We continue to believe that the depth and breadth of Aetna's portfolio of businesses will enable sustainable and profitable growth as we prepare for the industry changes ahead.

The transaction produces excellent returns and is efficiently financed. Despite the projected mid-year close, we expect the transaction to be modestly accretive to operating earnings in 2013, excluding transaction and integration costs. On that same basis, in 2014 we expect $0.45 of accretion as synergies are realized. In 2015, the second full year of the combination, we expect the transaction to be $0.90 accretive to operating earnings per share. On a cash basis, which is to exclude the impact of transaction related intangible amortization, we expect accretion to increase to well over $1 per share in 2015, which demonstrates the strength of the underlying cash flows. All of Aetna's accretion estimates are compared to an earnings base line consistent with our long-term guidance of low double-digit operating earnings per share growth and exclude transaction and integration costs in all periods. We also expect the acquisition to generate double-digit returns on invested capital that are well in excess of our weighted average cost of capital. Further, projected returns on the incremental equity issued in this transaction are in the high teens, also well in excess of our cost of equity.

At its core, the transaction uses our conservative balance sheet and borrowing capacity to unlock the substantial synergy value, which far exceed the impact of the controlled premium paid and the share issued in the transaction. We are pleased to have been able to structure a transaction which is both financially attractive and strategically important, and which demonstrates our commitment to disciplined M&A activity. In the aggregate, we have targeted $400 million of annual pretax synergies from the transaction. These synergies are driven primarily by reduced operating expenses, but also by modest provider network synergies, medical management savings, and pharmacy benefit management synergies. This synergy target represents approximately 15% of Coventry's expected SG&A spending and is comparable to the synergy levels achieved in comparable transactions.

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AUGUST 20, 2012 / 12:30PM GMT, AET - Aetna Inc. Conference Call to Discuss its Definitive Agreement to Acquire Coventry Health Care Inc.

While projected synergies will be modest in 2013, they will increase in 2014 before reaching their $400 million run rate in 2015. We are very confident that we will achieve this synergy goal and have already begun the process of developing a comprehensive integration plan. Prior to closing, we expect we will incur non-recurring transaction related costs of $120 million pretax. Through 2015, we project that we will incur a cumulative integration cost of approximately $250 million to $300 million pretax, as is typical in a transaction in which cost synergies are paramount. We will report all transaction and integration costs associated with this transaction separately, and these items will be excluded from our reported operating metrics, including operating earnings and operating earnings per share.

The transaction is financed using the strength of the Aetna balance sheet. We have committed bridge financing in place for the new debt component of the consideration, and plan to replace the bridge commitment with long-term permanent financing later this year. We currently project that the cost of the transaction debt will be less than 3% on a pretax basis. We project that we will use $1.2 billion of available cash at the time of the closing to fund a portion of the purchase price. We will also issue approximately 52 million Aetna shares to Coventry shareholders as part of the consideration. Upon the completion of the transaction, we currently project that Aetna's debt to total capitalization ratio will be approximately 40%, and our Company action level risk-based capital ratio will be approximately 285%. We have held discussions with the rating agencies regarding this transaction, and it is our expectation that we will maintain solid investment grade ratings. We believe that the rating agencies are likely to comment on the transaction soon. We expect that our expanded capital base will enable greater financial flexibility, particularly as we apply our capital management rigor to the combined organization.

With projected pro forma 2012 EBITDA exceeding $4 billion, projected 2012 pro forma parent level cash flows of $2.2 billion, and the positive impact of synergies, we are planning to lower our debt to capitalization ratio to approximately 35% over a two year period, maintain our current shareholder dividend policy, and maintain an active share repurchase program post closing. We are confident in our ability to manage this integration with the same discipline and rigor with which we manage our own business. We have developed preliminary operating model scenarios, which, at their core, use the best capabilities of both companies. Coventry has built a low cost, consumer-friendly platform that is among the best in the industry, with a standardized product set that is ideal for consumer exchanges. Coventry has also developed an excellent array of narrow networks, anchored by low-cost contracts with attractive discounts. We expect to maintain the deep local knowledge and presence that has been the hallmark of Coventry. Other potential synergy benefits we have not incorporated into our analysis include the use of Aetna's strong national brand, and the cross-selling opportunity as we market Aetna's broad set of specialty products into the Coventry membership base.

Our experience in successfully integrating our recent acquisitions gives us great confidence that we have the right people and processes to manage the Coventry integration to a successful outcome. We are building a dedicated team with experienced executives and operators to manage each step of the integration, and have great confidence in our ability to execute our plans. We look forward to moving this process to a closing in mid-2013, so that we may begin to realize the value proposition for our customers and the strong returns for our shareholders.

I will now turn the call back over to Tom. Tom?

 Tom Cowhey - Aetna Inc - VP of IR

 Thank you, Joe. Before we open for questions, I want to note that as we will be reporting transaction related and integration costs separately from operating earnings, our 2012 operating EPS guidance remains unchanged. We currently expect that we will incur up to $50 million of pretax transaction related costs in 2012, including the negative carry associated with prefunding of transaction debt, which will be reported separately. This affirmation of guidance also reflects the fact that the transaction will reduce our ability to repurchase shares for the balance of 2012, and may limit our ability to achieve the low end of our weighted average share guidance range.

Aetna's and Coventry's management are now ready for your questions. We ask that you limit yourself to one question and one follow-up so that as many individuals as possible have an opportunity to ask their questions. Operator, the first question please.

 QUESTION AND ANSWER

Operator

 Josh Raskin, Barclays.

 Josh Raskin - Barclays Capital - Analyst

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AUGUST 20, 2012 / 12:30PM GMT, AET - Aetna Inc. Conference Call to Discuss its Definitive Agreement to Acquire Coventry Health Care Inc.

 Congratulations to both teams on the transaction. Just first question around some of the synergy assumptions. Is it fair to assume that there's no PBM synergies? I think in one of the slides you said maybe by 2015. I think Coventry had upped through Express through 2015 and '16 on the Commercial and Medicare. And then also if you could talk about what the Kentucky Medicaid assumptions are for the combination?

 Joe Zubretsky - Aetna Inc - Senior EVP and CFO

 Hi, Josh. It's Joe. Currently, both companies have very, very good PBM contracts. As you suggested, Coventry with Medco and Aetna with CVS Caremark. We expect to run those contracts to term. And when the opportunity presents itself, the combined organization will have $15 billion of pharmacy spend and we'll make sure we get the best pricing available in the market. So near-term, no synergies, the contracts need to run their course.

 Josh Raskin - Barclays Capital - Analyst

 And Kentucky?

 Joe Zubretsky - Aetna Inc - Senior EVP and CFO

 I think the best way to look at Kentucky is the Coventry management team has a remediation plan in place. We reviewed that plan. It's a solid plan and it appears to be working. And I would just say that the underlying our model is the remediation plan that Coventry has talked to its shareholders about in past phone calls.

 Josh Raskin - Barclays Capital - Analyst

 Okay. And just a follow-up question I guess. Just simply I guess, why now? Maybe both the question is for Mark and Joe, as well as for Allen. I'm just curious, in terms of the history and the timing -- you've got the elections, you've got 2014 and reform, et cetera. What made this transaction so compelling today?

 Mark Bertolini - Aetna Inc - Chairman, CEO, President

 I think, Josh, for a couple of reasons. First, we think diversification is incredibly important as we head into health care reform. But of course, health care reform gates how quickly we needed to do a transaction. So, time is running out for us to consider something like this because we want to have it ready for integration and closed prior to health care reform 2014 kicking off.

Secondly, the assets that Coventry has so capably developed provide complementary capabilities to us in Medicare with the individual Medicare market, with the PDP program, and with more states in Medicaid which allows us to improve our government position up to 30% of our revenue flow. And then as we think about exchanges in the market presences we need, we believe that the exchange opportunity is driven by Coventry's low cost platform and their product mix that they have in the market place today.

They're ahead of most other businesses in getting prepared for healthcare reform and we wanted to take advantage of that opportunity. So I think going into reform, those are the reasons why we found it attractive. Allen, any comments from your side?

 Allen Wise - Coventry Health Care - Chairman and CEO

 I think, Josh, that Aetna offers an attractive combination at the most basic level that's in the best interest of our shareholders. I think there's an excellent strategic fit. And as you think about this, there's not much overlap and the environment is changing with some pressure on margins, the excise tax coming. So, I think the scale matters now.

And I think the last thing that we thought about is that leadership transition always carries some risk factor. And when we finished thinking about this, our senior management group and the board of directors just thought it was in the best interest of our shareholders, and would make -- that we were stronger together than apart.

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AUGUST 20, 2012 / 12:30PM GMT, AET - Aetna Inc. Conference Call to Discuss its Definitive Agreement to Acquire Coventry Health Care Inc.

 Josh Raskin - Barclays Capital - Analyst

 Okay, great, thanks. Congratulations again guys.

Operator

 Peter Costa, Wells Fargo Securities.

 Peter Costa - Wells Fargo Securities, LLC - Analyst

 Congratulations, as well. I'd like to zero in on the $400 million in synergies and try to understand a little bit more about how you expect to get that. You talk about keeping the narrow network strategy of Coventry in place, and you talk about them having a low-cost platform already. And then you said you weren't getting any of those synergies from cross-selling some of Aetna's ancillaries into the Coventry product. So I'm curious, exactly where do you think those synergies are coming from exactly, and how sure are you that you're going to be able obtain that level?

 Mark Bertolini - Aetna Inc - Chairman, CEO, President

 I think, Peter, from a high level, there's a couple of points. One is, we talk about best in breed capability across both organizations. And when we have $9 billion worth of G&A between the two companies and significant investments required on our part, almost $1.5 billion, or $1.1 billion in IT investments, there are a lot of opportunities in that. And Joe, I don't know if you have any more details you'd like to share?

 Joe Zubretsky - Aetna Inc - Senior EVP and CFO

 No, Peter, I think we do recognize that Coventry has worked hard to have a very low cost administrative platform, but when you step back for a minute, there's two of everything. So if you just look at the administrative infrastructure and corporate overhead, if you look at a combined $1.5 billion of IT spend and our ability to rationalize the number of administrative platforms we'll have.

And if you do believe in fixed cost leverage, which we do, and have looked at our ability to leverage our fixed cost base over the last few years, for every million members we can add to our own infrastructure, we can shave 50 basis points off our SG&A ratio. If you just process those facts through your model, you can easily see a pathway to achieving $400 million in pretax synergies.

 Peter Costa - Wells Fargo Securities, LLC - Analyst

 Thanks. And then last question, just a follow-up. We've seen a lot of consolidation now in the sector of mostly government plans being acquired by companies that have been mostly commercial oriented. Do you think that that's something that would continue going forward? And do you think that you still have capacity at this point to do more before 2014, or is this it?

 Mark Bertolini - Aetna Inc - Chairman, CEO, President

 I think, Peter, I think as we look at what is required to compete in healthcare reform in the future, having a diversified portfolio in markets where you have exchanges, where people can move freely between small group individual Medicaid, is going to be very important. So, that's why we like this combination in a lot of ways. It opens up new markets. It gives us the complementary capability across those various product sets.

As it relates to other players that are in the field, I think from our perspective, we would say that time is running out in order to get a transaction done and consolidated in time -- or closed in time to have an impact on the pricing cycle for 2014. And I think that's going to be critical, but I won't speak for our competitors, but that would be our point of view.

 Peter Costa - Wells Fargo Securities, LLC - Analyst

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AUGUST 20, 2012 / 12:30PM GMT, AET - Aetna Inc. Conference Call to Discuss its Definitive Agreement to Acquire Coventry Health Care Inc.

 And for yourselves, are you done at this point? Or is there something else that interests you at this point?

 Joe Zubretsky - Aetna Inc - Senior EVP and CFO

 This is Joe. Our first and highest priority is to bring this transaction to closure in mid-2013, and to integrate it with operational precision. That is our highest priority. We certainly have the capital and the cash flows to do small discrete acquisitions, but we will do nothing to either disrupt the regulatory process on this transaction or the ability to finance this transaction. But we're not completely out of the game, we could do small discrete acquisitions if we chose to.

 Operator

 Melissa McGinnis, Morgan Stanley.

 Melissa McGinnis - Morgan Stanley - Analyst

 Congratulations also to both management teams on the deal. I think building on some of the commentary, when we think about the timing of the close in mid-2013, how should we think about your ability to position properly for 2014? Will there really be time to combine the product portfolios of the two plans and position as one single branded effort going to market by January 1, 2014?

 Mark Bertolini - Aetna Inc - Chairman, CEO, President

 Melissa, I don't think everything is going to happen and settle on January 1, 2014. I think we'll have some time. So while we won't have everything put together and everything worked out between the two organizations, we'll have enough done where we can have a positive impact in the markets that matter.

 Melissa McGinnis - Morgan Stanley - Analyst

 Thanks. And then maybe a question for Joe. You provide some great color and commentary around the balance sheet impacts and cash flow dynamics of this deal. But can you maybe provide any incremental color helping us think about how active of a share buyback program you think you can maintain as we pay through second half 2013 and into 2014?

 Joe Zubretsky - Aetna Inc - Senior EVP and CFO

 Sure. As I mentioned in my prepared comments, we will be restricted from purchasing shares in the open market due to regulatory reasons for the balance of 2012. We will observe our normal blackout periods during earnings blackouts, but we can be back in the market in 2013. And as we said, we think it's a very good way to deploy capital. And when we think the time is right and our shares are valued appropriately, we would be in the market buying shares.

 Melissa McGinnis - Morgan Stanley - Analyst

 Okay, great.

 Tom Cowhey - Aetna Inc - VP of IR

 Melissa, just to clarify, the transaction as scheduled to close in mid-2013, we will have limited ability to repurchase shares through the closing date, not just through the balance of '12.

Operator

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AUGUST 20, 2012 / 12:30PM GMT, AET - Aetna Inc. Conference Call to Discuss its Definitive Agreement to Acquire Coventry Health Care Inc.

 Justin Lake, JPMorgan.

 Justin Lake - JPMorgan - Analyst

 First question, just on terms of deal closing, you're talking about mid-2013 which is about 10, 11 months out. Can you give us some color, in terms of what you think might call debt link of closing specifically? I know there's some market overlaps in -- the ones I would think about were Missouri Medicaid, maybe Florida Commercial, come to mind. Any comments there on markets we should be thinking about in that closing time?

 Mark Bertolini - Aetna Inc - Chairman, CEO, President

 I think, Justin, what we're doing is we're giving ourselves enough time to get through Hart-Scott-Rodino, and ultimately to get through all of the state insurance commissioners we'll need to get through. So, we think that's a prudent estimate of how long it will take us to get through all the regulatory approvals. We do not see a lot of problems there. We think we have a plan and approach that will get us through that process, but we just want to give ourselves enough time.

 Justin Lake - JPMorgan - Analyst

 Any state overlaps with like Missouri Medicaid, Florida Commercial that you'd want us to keep in mind?

 Mark Bertolini - Aetna Inc - Chairman, CEO, President

 We've got more work to do before we do our filings. We don't want to be talking about that on this call.

 Justin Lake - JPMorgan - Analyst

 Understood. And then my follow-up would just be on the accretion scenario. And just looking specifically at two levers here, first, on share repo. So, you're saying you can't buy back stock until the deal closes, totally understandable. But as we look beyond that, I know you said you're going to be in the market buying back stock. I'm just trying to think about in terms of the magnitude.

Typically, I think most Street models, Joe, think about your repurchasing, call it high single-digits of your outstanding stock. Is that a reasonable number to think about for 2015 or is the deleveraging going to cause that to be somewhat more modest? And then on Coventry itself, in terms of the earnings, obviously we all have a lot of uncertainty going into 2014.

As you think about Coventry '14, '15, going into reform implementation, should we think -- do you have that -- those earnings growing in '14 and '15 in terms of the Coventry net income ex the synergies? Or should we think about those being flat or down? How much conservatism is built in there? Thanks.

 Joe Zubretsky - Aetna Inc - Senior EVP and CFO

 A lot of questions in there. Let me start with the capital flows. I think that's where you started?

 Justin Lake - JPMorgan - Analyst

 Yes.

 Joe Zubretsky - Aetna Inc - Senior EVP and CFO

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AUGUST 20, 2012 / 12:30PM GMT, AET - Aetna Inc. Conference Call to Discuss its Definitive Agreement to Acquire Coventry Health Care Inc.

 As I said, let's just go to through the chronology here. Due to regulatory reasons, very restricted, if not completely out of the market for '12. In 2013 under certain circumstances, we might have limited ability to repurchase shares before the closing. After closing, we continue to believe that share repurchases are a balanced way of deploying capital.

To your point, because we will come out of the gate leveraged to 40% debt to total cap, and our commitment to the agencies is to bring that down to 35% within 24 months, we will be balancing cash flows between reduction of debt and share repurchases during that time.

 Justin Lake - JPMorgan - Analyst

 So Joe, is there a number to think about in terms of shares outstanding in 2015? I know that's a pretty direct way to ask it, but I've got you modeled under 300.

 Joe Zubretsky - Aetna Inc - Senior EVP and CFO

 You can go offline with Tom, but if you think about it, we're issuing 50 million shares, and you can project forward what might look like a reasonable share repurchase scenario and try to come up with a number.

 Justin Lake - JPMorgan - Analyst

 Okay, thanks. And then on the Coventry earnings?

 Joe Zubretsky - Aetna Inc - Senior EVP and CFO

 We're very comfortable that we looked at a very prudently prepared projection off of which we projected all of our synergies and deal returns. It was a very balanced view. Obviously, good growth in the government programs. Nice growth in the small and individual businesses due to the exchanges. And we're pretty happy with the returns as measured. So, again, it was a very prudently prepared projection and one that we're satisfied with.

 Justin Lake - JPMorgan - Analyst

 So we should think of it as net income growing in '14 and '15 for Coventry? On ex synergies?

 Joe Zubretsky - Aetna Inc - Senior EVP and CFO

 I think you're just going to have to follow your own models and follow the guidance that that management team has given you in past discussions, because that -- the numbers that they prepared for us are pretty similar to what the Street understands.

Operator

 Ana Gupte, Sanford Bernstein.

 Ana Gupte - Sanford C. Bernstein & Company, Inc. - Analyst

 So, the first question is on the synergies. You talked about the operating expense synergies, I think medical cost synergies. Are you seeing anything around cost subsidization of medical loss ratio rebates? I know Coventry's mitigated it to quite a degree with broker commissions and the like, but is there any upside there as well?

 Joe Zubretsky - Aetna Inc - Senior EVP and CFO

 What rebates are you asking about, Ana?

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AUGUST 20, 2012 / 12:30PM GMT, AET - Aetna Inc. Conference Call to Discuss its Definitive Agreement to Acquire Coventry Health Care Inc.

 Ana Gupte - Sanford C. Bernstein & Company, Inc. - Analyst

 About medical loss ratio rebates on Commercial. I was curious about whether, as you put your books of business together, there is possibly the ability to meet the rebates to a better degree? I haven't done the analysis myself, I'm just curious about what you did or what you saw.

 Joe Zubretsky - Aetna Inc - Senior EVP and CFO

 I wouldn't focus on the rebates. I'd focus on the total medical cost spend and the contracts that each company has in place and leveraging the best contracts of each of the parties. And we can take, if there's benefit there, we can take a lot of that benefit and put it in the price of the product to produce value for our customers. That's where the real play is here. Overall, cost structure efficiency, put that into the value of the product and grow at a faster rate than the market.

 Mark Bertolini - Aetna Inc - Chairman, CEO, President

 Yes, I think one way to think about it is the MLRs have been baked into the Business already in a year where we didn't have a whole lot of regulation and now we do. The expectations around rebates should be a lot smaller in future years than they were in the past. And this combination only helps that.

 Ana Gupte - Sanford C. Bernstein & Company, Inc. - Analyst

 Okay, thanks. So, then second question is again a follow-up on the earlier line of questioning. In 2014 and '15, what sort of margin assumptions are you putting into small group now that your book of business with Coventry is more small group oriented post exchanges, just even outside the exchanges? And then, in terms of opt out and the like, as you did your scenarios, what are your beliefs on what might happen by each side?

 Joe Zubretsky - Aetna Inc - Senior EVP and CFO

 I think the best advice I can give you is to follow the guidance that each of the companies have independently given to its investors. There's no reason for us to change the way Coventry viewed its future. So I would just follow the independently prepared models for a view of how the companies are going to perform in the future on a combined basis.

 Mark Bertolini - Aetna Inc - Chairman, CEO, President

 I think it's also important to note, for those of you thinking about the synergies, we did not project revenue synergies as part of this transaction. And so, I think that you're fishing around for a better result from a combination on the sales side. We did not project any revenue synergies in this deal.

 Ana Gupte - Sanford C. Bernstein & Company, Inc. - Analyst

 Okay, fair point. Then final question is on just the near-term pricing. As the industry is consolidating considerably at this point and maybe some more going forward, is this likely to harden pricing in the commercial markets just given all of your levering up? You're relying on Commercial now for cash cow. It will fund up your growth elsewhere.

 Mark Bertolini - Aetna Inc - Chairman, CEO, President

 We see no change in our pricing models going forward. We think the pricing environment is rational.

Operator

 Kevin Fischbeck, Bank of America Merrill Lynch.

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AUGUST 20, 2012 / 12:30PM GMT, AET - Aetna Inc. Conference Call to Discuss its Definitive Agreement to Acquire Coventry Health Care Inc.

 Kevin Fischbeck - BofA Merrill Lynch - Analyst

 Thank you. I guess you talked about this field giving you some exposure to the faster growing government business at a more reasonable price, which is clearly true. But some would argue that the pure play names have some core competency that some of the diversified players lack. So if you could just a little bit about how combining two diversified companies is as good as going out and buying a pure play? How do you view your competitive positioning today, particularly within Medicaid and duals? And specifically, how does Coventry impact that positioning?

 Mark Bertolini - Aetna Inc - Chairman, CEO, President

 I think in both Medicare and Medicaid in the government sector, we pick up some very complementary skills and complementary markets. In Medicare, we've largely had a Medicare Advantage group play. Coventry has done very well in the Medicare individual market. And so we find that a very complementary combination between the two of us.

Secondly, Coventry has a leading Medicare PDP franchise with great products and positioning in the marketplace. And ours, while not nearly as large, combined with theirs we can learn a lot from the combination on how to approach that marketplace, and puts us in the top of four in the marketplace relative to Medicare PDP. So that does really well for us.

And then I think finally in the Medicaid space, opening four new markets with our recent study by Avalere, pointing out the advantages and capabilities we have for managing the dual eligible population, opens up four new markets for us relative to the dual eligibles. So, we think it's a great combination and fits very well with our diversification.

 Kevin Fischbeck - BofA Merrill Lynch - Analyst

 And so this is -- as far as the Medicaid business is in the duals that you view this as new market entry rather than a platform that would be able to grow more quickly than you could have won new RFPs on your own?

 Mark Bertolini - Aetna Inc - Chairman, CEO, President

 We will evaluate all the platforms and capabilities across both organizations. And so, we have more work to do in integration planning to find the more saline issues that will help us in things like RFPs, and medical management capability, and even in the administrative platforms. So there's more work to do there.

 Kevin Fischbeck - BofA Merrill Lynch - Analyst

 Okay. And in the past, Aetna has talked about a high single-digit margin as being sustainable given Aetna's book of business as a standalone Company. But now you're talking about diversifying your book of business here. How do we think about the margin profile longer-term under this pro forma book of business?

 Joe Zubretsky - Aetna Inc - Senior EVP and CFO

 I think the simple answer to that question is keep in mind that our margin guidance was on a current mix basis and the mix here is changing. Government programs, while we think the growth rates are fantastic, the margins are inherently lower than commercial. So, think about it mix shift as government becomes a larger percentage of the book of business.

 Kevin Fischbeck - BofA Merrill Lynch - Analyst

 Okay. So a much higher revenue opportunity, but maybe that downward pressure on that margin.

 Joe Zubretsky - Aetna Inc - Senior EVP and CFO

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AUGUST 20, 2012 / 12:30PM GMT, AET - Aetna Inc. Conference Call to Discuss its Definitive Agreement to Acquire Coventry Health Care Inc.

 I wouldn't say downward pressure, I would just the mathematical computation of the mix affect. I think our margin outlook for Medicare and Medicaid is exactly what it's always been.

Operator

 (Operator Instructions)

Christine Arnold, Cowen.

 Christine Arnold - Cowen and Company - Analyst

 Just a little bit more incremental on the synergies. You said that you have two of everything. So, corporate overhead can get you to some reasonable synergy expectations. And also, you said you're going to rationalize platforms. And it sounds like some of that $1.5 billion in IT could be reduced. Could you give us some numbers around what exactly you expect those components to be, which seem like pretty easy gets from synergies?

 Joe Zubretsky - Aetna Inc - Senior EVP and CFO

 Christine, it's too early to give details. We have lots of different models and scenarios we built, ranges of operating models we may pursue. But it is going to take getting it into the detailed integration planning process in order to refine those estimates.

We are really comfortable that out of the $9 billion SG&A platform, multiple administrative platforms, duplicate corporate overhead, that the $400 million is eminently achievable, particularly when you look at our ability to leverage our fixed cost base over the past five years. But where we find those estimates over time, and when it becomes relevant to report them out we will.

 Christine Arnold - Cowen and Company - Analyst

 And then D&A, do you have an incremental amortization estimate at this point or is that preliminary too?

 Joe Zubretsky - Aetna Inc - Senior EVP and CFO

 No, we at least have an estimate. It will be between $100 million and a $130 million pretax.

Operator

 Chris Rigg, Susquehanna.

 Chris Rigg - Susquehanna Financial Group - Analyst

 Just a follow-up on margin expectations 2014, 2015 in the small group business. Can you just remind us what you've been guiding people to in terms of Aetna? Are you expecting margin degradation once you get into the exchange environment offset by enrollment growth? Or just any color there would be helpful.

 Mark Bertolini - Aetna Inc - Chairman, CEO, President

 We have not given guidance on a small group or individuals particularly, but we have given guidance across the organization based on the current mix to be high single-digit. And obviously, the Medicare and Medicaid margins are pretty well known across the industry and across our book of business. So, I would suggest that -- the math on that, I would say in small group, the margins tend to be lower in the marketplace, and large group they tend to be a little higher.

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AUGUST 20, 2012 / 12:30PM GMT, AET - Aetna Inc. Conference Call to Discuss its Definitive Agreement to Acquire Coventry Health Care Inc.

 Chris Rigg - Susquehanna Financial Group - Analyst

 Okay. And then in terms of -- will the transaction be GAAP accretive in 2014, or is it still only going to be on the operating EPS?

 Joe Zubretsky - Aetna Inc - Senior EVP and CFO

 No, it will be GAAP accretive in '14 and '15. But we gave you a cash flow, or a cash EPS number, as well, so you can try to size the amount of intangible amortization that's running through the books, which is obviously a non-cash item. And that shows the real strength of the underlying cash flows and the cash flows realized from the synergies.

 Chris Rigg - Susquehanna Financial Group - Analyst

 (Technical difficulty).

 Joe Zubretsky - Aetna Inc - Senior EVP and CFO

 We're having trouble hearing you, can you repeat?

 Chris Rigg - Susquehanna Financial Group - Analyst

 I'm sorry, is the non-cash amortization about $60 million to $65 million annually, or is that half the amount? I wasn't clear.

 Joe Zubretsky - Aetna Inc - Senior EVP and CFO

 Based on our current view of a valuation of the purchased intangibles, it will between $100 million and $130 million pretax annually.

 Tom Cowhey - Aetna Inc - VP of IR

 Thanks, Chris. A transcript of this morning's call will be posted later today on the investor information section of Aetna.com where you can also find a copy of our updated guidance summary containing details of our guidance metrics, which remain unchanged as discussed on this call. If you have any questions about matters discussed this morning, please feel free to call me or one of my colleagues in the investor relations office. Thank you for joining us this morning.

Operator

 That does conclude today's conference. We thank you for your participation.

Editor

 Important Information For Investors And Stockholders

This transcript may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. You can generally identify forward-looking statements by the use of forward-looking terminology such as "anticipate," "believe," "continue," "could," "estimate," "expect," "explore," "evaluate," "intend," "may," "might," "plan," "potential," "predict," "project," "seek," "should," or "will" or the negative thereof or other variations thereon or comparable terminology. These forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond our control.

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AUGUST 20, 2012 / 12:30PM GMT, AET - Aetna Inc. Conference Call to Discuss its Definitive Agreement to Acquire Coventry Health Care Inc.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. Aetna Inc. ("Aetna") will file with the Securities and Exchange Commission ("SEC") a registration statement on Form S-4 containing a proxy statement/prospectus and Coventry Health Care, Inc. ("Coventry") will file with the SEC a proxy statement/prospectus, and each of Aetna and Coventry will file other documents with respect to the proposed acquisition of Coventry and a definitive proxy statement/prospectus will be mailed to stockholders of Coventry. INVESTORS AND SECURITY HOLDERS OF COVENTRY ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the registration statement and the proxy statement/prospectus (when available) and other documents filed with the SEC by Aetna or Coventry through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by Aetna will be available free of charge on Aetna's internet website at www.aetna.com or by contacting Aetna's Investor Relations Department at 860-273-8204. Copies of the documents filed with the SEC by Coventry will be available free of charge on Coventry's internet website at www.cvty.com or by contacting Coventry's Investor Relations Department at 301-581-5717.

Aetna, Coventry, their respective directors and certain of their executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of Coventry is set forth in its Annual Report on Form 10-K for the year ended December 31, 2011, which was filed with the SEC on February 28, 2012, its proxy statement for its 2012 annual meeting of stockholders, which was filed with the SEC on April 6, 2012, and its Current Report on Form 8-K, which was filed with the SEC on May 31, 2012. Information about the directors and executive officers of Aetna is set forth in its Annual Report on Form 10-K for the year ended December 31, 2011 ("Aetna's Annual Report"), which was filed with the SEC on February 24, 2012, its proxy statement for its 2012 annual meeting of stockholders, which was filed with the SEC on April 9, 2012 and its Quarterly Report on Form 10-Q for the quarter ended June 30, 2012 ("Aetna's Second Quarter 10-Q") which was filed with the SEC on July 31, 2012. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Cautionary Statement Regarding Forward-Looking Statements

This transcript may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. You can generally identify forward-looking statements by the use of forward-looking terminology such as "anticipate," "believe," "continue," "could," "estimate," "expect," "explore," "evaluate," "intend," "may," "might," "plan," "potential," "predict," "project," "seek," "should," or "will" or the negative thereof or other variations thereon or comparable terminology. These forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond our control.

Statements in this transcript regarding Aetna that are forward-looking, including Aetna's projections as to the anticipated benefits of the pending transaction to Aetna, operating earnings per share, the impact of the pending transaction on medical membership and the closing date for the pending transaction, are based on management's estimates, assumptions and projections, and are subject to significant uncertainties and other factors, many of which are beyond Aetna's control. Important risk factors could cause actual future results and other future events to differ materially from those currently estimated by management, including, but not limited to - the timing to consummate the proposed acquisition; the risk that a condition to closing of the proposed acquisition may not be satisfied; the risk that a regulatory approval that may be required for the proposed acquisition is delayed, is not obtained or is obtained subject to conditions that are not anticipated; Aetna's ability to achieve the synergies and value creation contemplated by the proposed acquisition; Aetna's ability to promptly and effectively integrate Coventry's businesses; the diversion of management time on acquisition-related issues; and the implementation of health care reform legislation and changes in Aetna's future cash requirements, capital requirements, results of operations, financial condition and/or cash flows. Health care reform will significantly impact Aetna's business operations and financial results, including Aetna's medical benefit ratios. Components of the legislation will be phased in over the next six years, and Aetna will be required to dedicate material resources and incur material expenses during that time to implement health care reform. Many significant parts of the legislation, including health insurance exchanges, Medicaid expansion, the scope of "essential benefits," employer penalties and the implementation of minimum medical loss ratios, require further guidance and clarification both at the federal level and/or in the form of regulations and actions by state legislatures to implement the law. In addition, pending efforts in the U.S. Congress to repeal, amend, or restrict funding for various aspects of health care reform, the 2012 presidential and congressional elections, and the possibility of additional litigation challenging aspects of the law continue to create additional uncertainty about the ultimate impact of health care reform. As a result, many of the impacts of health care reform will not be known for the next several years. Other important risk factors include - adverse and less predictable economic conditions in the U.S. and abroad (including unanticipated levels of, or increases in the rate of, unemployment); adverse changes in health care reform and/or other federal or state government policies or regulations as a result of health care reform or otherwise (including legislative, judicial or regulatory measures that would affect Aetna's business model, restrict funding for or amend various aspects of health care reform, limit Aetna's ability to price for the risk it assumes and/or reflect reasonable costs or profits in its pricing, such as mandated minimum medical benefit ratios, eliminate or reduce ERISA pre-emption of state laws (increasing Aetna's potential litigation exposure) or mandate coverage of certain health benefits); Aetna's ability to differentiate its products and solutions from those offered by its competitors, and demonstrate that its products lead to access to better quality of care by its members; unanticipated increases in medical costs (including increased intensity or medical utilization as a result of flu, increased COBRA participation rates or otherwise; changes in membership mix to higher cost or lower-premium products or membership-adverse selection; changes in medical

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AUGUST 20, 2012 / 12:30PM GMT, AET - Aetna Inc. Conference Call to Discuss its Definitive Agreement to Acquire Coventry Health Care Inc.

cost estimates due to the necessary extensive judgment that is used in the medical cost estimation process, the considerable variability inherent in such estimates, and the sensitivity of such estimates to changes in medical claims payment patterns and changes in medical cost trends; increases resulting from unfavorable changes in contracting or re-contracting with providers, and increased pharmacy costs); failure to achieve and/or delays in achieving desired rate increases and/or profitable membership growth due to regulatory review or other regulatory restrictions, the difficult economy and/or significant competition, especially in key geographic areas where membership is concentrated, including successful protests of business awarded to us; adverse changes in size, product mix or medical cost experience of membership; Aetna's ability to diversify its sources of revenue and earnings; adverse program, pricing or funding actions by federal or state government payors, including curtailment or elimination of the Centers for Medicare & Medicaid Services' star rating bonus payments; the ability to reduce administrative expenses while maintaining targeted levels of service and operating performance; the ability to successfully implement Aetna's agreement with CVS Caremark Corporation on a timely basis and in a cost-efficient manner and to achieve projected operating efficiencies for the agreement; Aetna's ability to integrate, simplify, and enhance its existing information technology systems and platforms to keep pace with changing customer and regulatory needs; the success of Aetna's health information technology initiatives; Aetna's ability to successfully integrate its businesses (including Medicity, Prodigy Health Group, PayFlex, and Genworth Financial Inc.'s Medicare Supplement business and other businesses Aetna may acquire in the future, including Coventry) and implement multiple strategic and operational initiatives simultaneously; managing executive succession and key talent retention, recruitment and development; the outcome of various litigation and regulatory matters, including guaranty fund assessments and litigation concerning, and ongoing reviews by various regulatory authorities of, certain of Aetna's payment practices with respect to out-of-network providers and/or life insurance policies; reputational issues arising from its social media activities, data security breaches, other cybersecurity risks or other causes; the ability to develop and maintain relations with providers while taking actions to reduce medical costs and/or expand the services Aetna offers; Aetna's ability to maintain its relationships with third party brokers, consultants and agents who sell Aetna's products; increases in medical costs or Group Insurance claims resulting from any epidemics, acts of terrorism or other extreme events; and a downgrade in Aetna's financial ratings. For more discussion of important risk factors that may materially affect Aetna, please see the risk factors contained in Aetna's Annual Report and Aetna's Quarterly Report on Form 10-Q for the quarter ended March 31, 2012 (Aetna's "First Quarter 10-Q") and Aetna's Second Quarter 10-Q (together with Aetna's First Quarter 10-Q, Aetna's "Quarterly Reports"), each on file with the SEC. You also should read Aetna's Annual Report and Aetna's Quarterly Reports for a discussion of Aetna's historical results of operations and financial condition.

Statements in this transcript regarding Coventry that are forward-looking, including but not limited to the anticipated benefits of the transaction to Coventry, the projected closing date, the closing of the transaction, and the projected membership additions to Aetna, are based on Coventry's management's estimates, assumptions and projections, and are subject to significant uncertainties and risks, many of which are beyond the control of Coventry's management, including but not limited to - the failure to receive, on a timely basis or otherwise, the required approvals by Coventry's stockholders and government or regulatory agencies; the risk that a condition to closing of the proposed transaction may not be satisfied; Coventry's and Aetna's ability to consummate the proposed transaction; the possibility that the anticipated benefits and synergies from the proposed transaction cannot be fully realized or may take longer to realize than expected; the failure by Aetna to obtain the necessary financing in connection with the proposed transaction; the possibility that costs or difficulties related to the integration of Coventry's and Aetna's operations will be greater than expected; operating costs and business disruption may be greater than expected; the ability of Coventry to retain and hire key personnel and maintain relationships with providers or other business partners pending the consummation of the proposed transaction; and the implementation of health care reform legislation. Among the risk factors that may materially affect Coventry's business, operations or financial condition are the ability to accurately estimate and control future health care costs; the ability to increase premiums to offset increases in the Coventry's health care costs; general economic conditions and disruptions in the financial markets; changes in legal requirements from recently enacted federal or state laws or regulations, court decisions, or government investigations or proceedings; guaranty fund assessments under state insurance guaranty association law; changes in government funding and various other risks associated with Coventry's participation in Medicare and Medicaid programs; Coventry's ability to effectively implement and manage its Kentucky Medicaid program, including the implementation of appropriate risk adjustment revenue and management of the associated medical cost and the effect on its MLR; a reduction in the number of members in its health plans; its ability to acquire additional managed care businesses and to successfully integrate acquired businesses into its operations; its ability to attract new members or to increase or maintain premium rates; the non-renewal or termination of its government contracts, unsuccessful bids for business with government agencies or renewal of government contracts on less than favorable terms; failure of independent agents and brokers to continue to market its products to employers; a failure to obtain cost-effective agreements with a sufficient number of providers that could result in higher medical costs and a decrease in membership; negative publicity regarding the managed health care industry generally or Coventry in particular; a failure to effectively protect, maintain, and develop its information technology systems; compromises of its data security; periodic reviews, audits and investigations under its contracts with federal and state government agencies; litigation, including litigation based on new or evolving legal theories; volatility in its stock price and trading volume; Coventry's indebtedness, which imposes certain restrictions on its business and operations; an inability to generate sufficient cash to service its indebtedness; Coventry's ability to receive cash from its regulated subsidiaries; and an impairment of Coventry's intangible assets. For a further discussion of risks and uncertainties, please see the risk factors described in Coventry's Annual Report on Form 10-K for the year ended December 31, 2011 ("Coventry Annual Report"), Coventry's Quarterly Report for the quarter ending March 31, 2012 ("Coventry First Quarter 10-Q"), and Coventry's Quarterly Report for the quarter ending June 30, 2012 (together with Coventry's First Quarter 10-Q, "Coventry Quarterly Reports"), each on file with the SEC. You should also read the Coventry Annual Report and the Coventry Quarterly Reports for a discussion of Coventry's historical results of operations and financial condition. Except to the extent required by applicable law, Coventry does not intend to update any such forward looking statements.

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AUGUST 20, 2012 / 12:30PM GMT, AET - Aetna Inc. Conference Call to Discuss its Definitive Agreement to Acquire Coventry Health Care Inc.

No assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do occur, what impact they will have on the results of operations, financial condition or cash flows of Aetna or Coventry. Neither Aetna nor Coventry assumes any duty to update or revise forward-looking statements, whether as a result of new information, future events or otherwise, as of any future date.

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